Exhibit 99.1

Fleetmatics Announces Fourth Quarter 2012 Vehicles under Subscription and Estimated Revenue

Dublin, Ireland and Boston, MA – January 28, 2013 – Fleetmatics Group PLC (NYSE: FLTX), a leading global provider of fleet management solutions for commercial fleet vehicles delivered as software-as-a-service (SaaS), today announced its vehicles under subscription and estimated revenue for the fourth quarter ended December 31, 2012.

Fleetmatics’ total vehicles under subscription as of December 31, 2012 was 331,000, an increase of 40% compared to 237,000 as of December 31, 2011. In addition, the company currently estimates that revenue for the three months ended December 31, 2012 was between $35.3 million and $35.8 million, an increase of 36% to 38% compared to $25.9 million for the fourth quarter of 2011.

Fleetmatics Group’s consolidated financial statements for the three months ended December 31, 2012, its fourth fiscal quarter, are not yet available. Fleetmatics Group’s expectations with respect to its unaudited results for the three months ended December 31, 2012 as set forth above are based upon management estimates and are the responsibility of the company. The company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial data and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. This summary is not meant to be a comprehensive statement of Fleetmatics Group’s’ unaudited financial results for the three months ended December 31, 2012 and its actual results may differ from those provided above.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our expected performance in the quarter ended December 31. 2012. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, risks associated with our ability to effectively and efficiently attract, sell to and retain SMB customers; our ability to retain and increase sales to our existing customers; expectations regarding the widespread adoption of fleet management solutions; our ability to expand the sales of our products to customers located outside the U.S.; keeping up with the rapid technological change required to remain competitive in our industry; and the price volatility of our common stock, and other risks set forth under the caption “Risk Factors” in the company’s registration statement filed under the Securities Act with the Securities and Exchange Commission (registration no. 333-186109). We assume no obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

About Fleetmatics Group PLC

Fleetmatics Group PLC is a leading global provider of fleet management solutions for small and mid-sized businesses delivered as software-as-a-service (SaaS). Our solutions enable businesses to meet the challenges associated with managing local fleets, and improve the productivity of their mobile workforces, by extracting actionable business intelligence from real-time and historical vehicle and driver behavioral data.

Fleetmatics Group’s intuitive, cost-effective Web-based solutions provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage, and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. Fleetmatics serves more than 17,000 customers, tracking more than 330,000 vehicles worldwide.

Fleetmatics Group’s solutions are marketed both under the Fleetmatics and SageQuest brands.

Investor Contact:

ICR Inc. on behalf of Fleetmatics

Seth Potter, 646-277-1230

fleetmatics@icrinc.com